UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 Amendment No. 3

                    Under the Securities Exchange Act of 1934

                               VAALCO ENERGY, INC.
                               -------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.10 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)

                                    91851C201
                                    ---------
                                 (CUSIP Number)

                               LAWRENCE C. TUCKER
                          Brown Brothers Harriman & Co.
                                 59 Wall Street
                            New York, New York 10005
                                 (212) 493-8400
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                 AUGUST 28, 2002
                 -----------------------------------------------
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13-d1(g), check the following box [_].

Note:    Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.         91851C201                                                    2

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         THE 1818 FUND II, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)      [_]
         (b)      [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

           NUMBER OF SHARES             -0-
          BENEFICIALLY OWNED    ------------------------------------------------
          BY EACH REPORTING     8       SHARED VOTING POWER
             PERSON WITH
                                        38,763,441
                                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        38,763,441
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         36,513,441
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         69.54%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

CUSIP No.         91851C201                                                    3

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         BROWN BROTHERS HARRIMAN & CO.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)      [_]
         (b)      [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         NEW YORK
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

           NUMBER OF SHARES             -0-
          BENEFICIALLY OWNED    ------------------------------------------------
          BY EACH REPORTING     8       SHARED VOTING POWER
             PERSON WITH
                                        38,763,441
                                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        38,763,441
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         36,513,441
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         69.54%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

CUSIP No.         91851C201                                                    4

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         T. MICHAEL LONG
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)      [_]
         (b)      [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

           NUMBER OF SHARES             -0-
          BENEFICIALLY OWNED    ------------------------------------------------
          BY EACH REPORTING     8       SHARED VOTING POWER
             PERSON WITH
                                        38,763,441
                                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        38,763,441
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         36,513,441
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         69.54%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

CUSIP No.         91851C201                                                    5

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         LAWRENCE C. TUCKER.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)      [_]
         (b)      [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

           NUMBER OF SHARES             -0-
          BENEFICIALLY OWNED    ------------------------------------------------
          BY EACH REPORTING     8       SHARED VOTING POWER
             PERSON WITH
                                        38,763,441
                                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        38,763,441
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         36,513,441
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         69.54%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

CUSIP No.         91851C201                                                    6

         The undersigned hereby amend their Statement on Schedule 13D filed on May 1, 1998, as amended by Amendment No. 1 thereto dated as of May 27 1998 and as amended by Amendment No. 2 thereto dated as of June 24, 2002 (the "Schedule 13D"), filed with the Securities and Exchange Commission in respect of the Common Stock, par value $.10 per share, of Vaalco Energy, Inc., on behalf of The 1818 Fund II, L.P., Brown Brothers Harriman & Co., T. Michael Long and Lawrence
C. Tucker. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the original Schedule 13D.

         The information set forth in Schedule 13D is hereby amended as follows:

ITEM 1.  SECURITY AND ISSUER.

         No change.

ITEM 2.  IDENTITY AND BACKGROUND.

         No change.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         No change.

ITEM 4.  PURPOSE OF TRANSACTION.

         No change.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended and supplemented by the addition of the following:

         (a)-(c) As of the date hereof, assuming the conversion of the shares of Preferred Stock held by the Fund into shares of Common Stock as of such date and the exercise of the Warrant held by the Fund into shares of Common Stock, the Fund may be

CUSIP No.         91851C201                                                    7

deemed to beneficially own 38,763,441 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3(d) promulgated under the Exchange Act and there being 20,744,569 shares of Common Stock outstanding as of May 9, 2002 (as reported by the Company in its Form 10-Q for the quarter ended March 31, 2002 as filed with the Securities and Exchange Commission on May 14, 2002), represents approximately 69.54% of the outstanding shares of Common Stock.

         By virtue of BBH&Co.'s relationship with the Fund, BBH&Co. may be deemed to beneficially own 38,763,441 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act, and there being 20,744,569 shares of Common Stock outstanding as of May 9, 2002 (as reported by the Company in its Company's Form 10-Q for the quarter ended March 31, 2002 as filed with the Securities and Exchange Commission on May 14, 2002), represents approximately 69.54% of the outstanding shares of Common Stock.

         By virtue of the resolution adopted by BBH&Co. designating Long and Tucker, or either of them, as the sole and exclusive partners of BBH&Co. having voting power (including the power to vote or to direct the voting) and investment power (including the power to dispose or to direct the disposition) with respect to the securities of the Company, each of them may be deemed to beneficially own 38,763,441 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3(d) promulgated under the Exchange Act and there being 20,744,569 shares of Common Stock outstanding as of May 9, 2002 (as reported by the Company in its Form 10-Q for the quarter ended March 31, 2002 as filed with the Securities and Exchange Commission

CUSIP No.         91851C201                                                    8

on May 14, 2002), represents approximately 69.54% of the outstanding shares of Common Stock.

         Except as set forth herein, no Reporting Person nor, to the best knowledge of each Reporting Person, any person identified on Schedule I, beneficially owns any shares of Common Stock or has effected any transaction in shares of Common Stock during the preceding 60 days.

         Paragraphs (d) and (e) of Item 5 of Schedule 13D are not applicable to this filing.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is hereby amended and supplemented by the addition of the following:

         On August 28, 2002, the Company, the Fund and Nissho Iwai Corporation ("NIC") entered into an Amended and Restated Subordinated Credit Agreement, dated as of August 23, 2002 (the "Amended Credit Agreement"), which replaces the Credit Agreement in its entirety. The Amended Credit Agreement provides that if on May 1, 2003 less than $10 million has been drawn from the Fund, then on such date the Company will extinguish a portion of the Warrant and Clawback Warrant so that the number of shares of Common Stock into which each of the Warrant and Clawback Warrant are exercisable is reduced by the percentage of the loan that has not been drawn. The Amended Credit Agreement also provides that any Additional Warrants will be issued to each lender in proportion to such lender's loans outstanding at the time of issuance.

CUSIP No.         91851C201                                                    9

         On August 28, 2002, the Company, the Fund and NIC entered into an Amended and Restated Registration Rights Agreement, dated as of August 23, 2002 (the "Amended Registration Rights Agreement"), which replaces the Registration Rights Agreement in its entirety. Under the Amended Registration Rights Agreement the Fund has the right, among other things, on the terms and conditions set forth therein, to require the Company to register for sale to the public the shares of Common Stock issued upon the conversion of the Preferred Stock and the shares of Common Stock issued upon the exercise of the Warrant, the Clawback Warrant and the Additional Warrant and any other shares of Common Stock held by the Fund.

         The foregoing summaries of the Amended Credit Agreement and the Amended Registration Rights Agreement are qualified in their entirety by reference to Exhibits 1 and 2 which are incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1: Amended and Restated Subordinated Credit Agreement, dated as of August 23, 2002 by an among the Company, the Fund and Nissho Iwai Corporation.

         Exhibit 2: Amended and Restated Registration Rights Agreement, dated as of August 23, 2002 by and among the Company, the Fund and Nissho Iwai Corporation.

CUSIP No.         91851C201                                                   10

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 28, 2002
                                   THE 1818 FUND II, L.P.

                                   By:  Brown Brothers Harriman & Co.,
                                        General Partner


                                   By:  /s/ Lawrence C. Tucker
                                        ---------------------------------------
                                        Name:   Lawrence C. Tucker
                                        Title:  Partner


                                   BROWN BROTHERS HARRIMAN & CO.


                                   By:  /s/ Lawrence C. Tucker
                                        ---------------------------------------
                                        Name:   Lawrence C. Tucker
                                        Title:  Partner


                                   /s/ T. Michael Long
                                   --------------------------------------------
                                   T. Michael Long

                                   /s/ Lawrence C. Tucker
                                   --------------------------------------------
                                   Lawrence C. Tucker